SMIC 2010 Technology Symposium kicks off in Shanghai

Shanghai  [2010-09-16]

The First of Five Global Symposiums Emphasizing “Partnership for Success”

(Shanghai, China, 2010-09-16) Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) held their tenth technology symposium in Shanghai today. The Shanghai symposium is the first of five scheduled in 2010. This year’s event marks the ten-year-anniversary for SMIC, and the first symposium with a new management team. The seminar showcased SMIC’s most up-to-date manufacturing offerings and design technology in the IC industry and attracted more than 300 customers, design service providers, technology partners and vendors from around the world.

“Partnership for Success” was the theme for this year’s symposium. For the opening speech, Chris Chi, Senior Vice President and Chief Business Officer of SMIC, discussed SMIC’s position in the industry particularly in the China market and how the company will continue to strengthen its technology offerings in advanced nodes and China technology standards (i.e. TD-SCDMA, DMB-TH, etc.) to increase market share of Chinese IC designs and products. In closing, he thanked attendees for their continued support and collaboration and looks forward to working tightly in continued synergy in order to achieve greater success.

Simon Yang, Senior Vice President and Chief Operating Officer of SMIC, gave a presentation on SMIC’s Technology roadmap and capacity strategy. He reiterated the mission statement of SMIC’s technical and operation group, “to be a customer trusted partner in advanced technologies and manufacturing with world class safety, quality, execution, speed, cost efficiency, and services.” He also emphasized that the company will strive hard to drive a problem-solving-centric work culture to achieve current and future mission and objectives.

In addition, Charlie Huang, Senior Vice President and Chief Strategy Officer of Cadence, gave a keynote speech on “Collaborating for Success” stating the importance of close collaboration in the IC industry. In another partner speech Naveed Sherwani, President and Chief Executive Officer of Open-Silicon, Inc., discussed the topic of “Strategic Importance of SMIC to the Global Foundry Market”, affirming the important contributions SMIC had made in China and global IC market.

SMIC’s technology team provided workshops presenting various topics: Advanced Modules & 32nm Program, Advanced Technology and IP Solutions covering 45/40nm and 65/55nm, Analog & Power IC Technologies, SPICE Modeling for Mixed Signal & RF technologies, Design for Manufacturing, and Non-Volatile Memory Technology. The seminars also gave insight on SMIC’s latest products, technologies and services.

The symposium also featured an exhibition with 25 SMIC partners displayed their products and services, including library and IP, EDA tools, design services, packaging and testing services, and other services.

In addition to Shanghai, SMIC will also hold symposiums on October 5th in Israel, October 8th in Santa Clara, USA; and other dates and locations in China including: October 12th in Beijing and October 29th in Shenzhen. There will be a 65nm workshop held on the 13th following the Beijing symposium. The speakers invited are from industry leaders and prominent IP providers.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45/40nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)
This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets. Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.